SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29302; File No. 812-13713]

Pruco Life Insurance Company, et al; Notice of Application

June 18, 2010

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act" or "l940 Act") granting exemptions from the provisions of Sections 2(a)(32), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder.

Applicants: Pruco Life Insurance Company ("Pruco Life"), Pruco Life Insurance Company of New Jersey ("PLNJ," and collectively with Pruco Life, the "Insurance Companies"), Pruco Life Flexible Premium Variable Annuity Account ("Pruco Life Account"); Pruco Life of New Jersey Flexible Premium Variable Annuity Account ("Pruco Life of New Jersey Account," and collectively with Pruco Life Account, the "Accounts"), and Prudential Annuities Distributors, Inc. ("PAD", and collectively with the Insurance Companies, and the Accounts "Applicants").

Summary of Application: Applicants seek an order under Section 6(c) of the Act, exempting them from Sections 2(a)(32), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to permit the recapture of credits previously applied to purchase payments under certain variable flexible premium deferred annuity contracts issued by the Insurance Companies.

Filing Date: The application was filed on November 2, 2009 and amended on June 18, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on **July 13, 2010,** and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o C. Christopher Sprague, Esq., The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102.

For Further Information Contact: Sally Samuel, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.	In this application, Applicants seek the exemptions needed to recapture purchase credits granted under the Prudential Premier Retirement Variable Annuity X Series annuity (the "Contract") to be issued by each of Pruco Life and PLNJ, in the circumstances set forth below. The Contract is a "bonus annuity" registered on Form N-4 in registration statements file nos. 333-162673 and 333-162678. These Pruco Life and PLNJ registration statements are incorporated by reference into the application to the extent necessary. These Form N-4 registration statements also describe other annuity classes that do not offer purchase credits and thus are not the subject of the exemptions requested in this application. Applicants also ask that the exemptions requested extend to contracts that are substantially similar in all material respects to the Contracts (the "Future Contracts") issued through the Accounts or any other separate account of the Insurance Companies created in the future (a "Future Account") to support Future Contracts.

2.   Pruco Life is a stock life insurance company organized under the laws of the State of Arizona. PLNJ is a stock life insurance company organized under the laws of the State of New Jersey. PLNJ is a wholly-owned subsidiary of Pruco Life, which is itself a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential").   PAD, an affiliate of Prudential, is the principal underwriter of the Contract. PAD is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of FINRA.

3.   Pruco Life is the issuer of the Contracts funded through Pruco Life Account and serves as depositor of the Pruco Life Account. PLNJ is the issuer of the Contracts funded through Pruco Life of New Jersey Account and serves as depositor of the Pruco Life of New Jersey Account. Pruco Life and PLNJ may in the future issue Future Contracts through the Accounts, or through Future Accounts for which they would also serve as depositor.

4.   Pruco Life Account is a segregated asset account of Pruco Life (file no. 811-07325), and Pruco Life of New Jersey Account is a segregated asset account of PLNJ (file no. 811- 07975). The respective Accounts will fund the variable benefits available under the Contracts.   Each Account is registered under the Act as an unit investment trust and meets the definition of separate account set forth in Section 2(a)(37) of the Act. The same will be true of any Future Account.

5.   The Contracts are variable flexible premium deferred annuity contracts. Registered representatives of broker-dealers with which PAD has entered into selling agreements will sell

the Contracts. The Contracts may be issued on a non-tax qualified basis or in connection with arrangements that qualify for favorable federal income tax treatment under Internal Revenue Code (e.g., IRAs). Certain of the features and benefits under the Contracts described below may differ, depending on the state in which the Contract is issued and the broker-dealer through which the Contract is sold.

6.   A Contract may be purchased with a minimum initial payment of $10,000. Unless prohibited by applicable state law, the Insurance Companies presently allow additional purchase payments, provided that the payment is at least $100 (a $50 minimum is imposed for electronic fund transfer purchases). The Insurance Companies reserve the right to change these purchase payment minimums. The Insurance Companies reserve the right to refuse any initial or additional purchase payment where the total amount of purchase payments equals $1,000,000 or more with respect to the Contract and any other annuities the annuity owner is purchasing from the Insurance Companies and/or their affiliates. The maximum issue age for a Contract is 80.

7.   The Contract offers variable investment options and a companion market-value adjustment option that has been registered on Form S-3 (see file no. 333-162683). The Form S-3 is incorporated into the application by reference to the extent necessary for the exemptions requested in the application. Pruco Life will offer one market value adjustment option with three, five, seven, and ten year guarantee periods, and may offer guarantee periods of other durations in the future. Pruco Life also will offer a market value adjustment option to be used in connection with a dollar-cost averaging program in which amounts are transferred systematically over a 6-month or 12-month period. The multi-year market value adjustment option and 6-month/12-month market value adjustment option are registered on a single Form S-3 registration statement. PLNJ does not intend to offer these market value adjustment options in New York,

but may choose to do so at a later date. Pruco Life may eliminate any or all of the multi-year "guarantee periods," or offer guarantee periods of different durations.

8.   Contract owners may select one of several optional living benefits. The Contract offers two guaranteed minimum accumulation benefits, called the Guaranteed Return Option Plus II and Highest Daily Guaranteed Return Option II, for which each of Pruco Life and PLNJ imposes a charge equal to 0.60% annually, applied against the account value in the sub-accounts. The Contract also offers guaranteed lifetime withdrawal benefits, under which the benefit participant may, subject to certain limitations, withdraw an "annual income amount" each year for life, irrespective of market-based declines in the Contract's account value. These guaranteed lifetime withdrawal benefits are: (a) Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.85% assessed against the greater of the Contract's account value or the "protected withdrawal value" under the benefit; (b) Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator, offered for a charge currently equal to 1.20% assessed against the greater of the Contract's account value or the protected withdrawal value under the benefit; and (c) Spousal Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.95% assessed against the greater of the Contract's account value or the protected withdrawal value under the benefit. The Insurance Companies reserve the right to increase the charges for the optional lifetime guaranteed minimum withdrawal benefits in certain circumstances. Certain of these optional living benefits may be modified or not offered, depending on applicable state law

9.   The minimum death benefit under the Contracts is equal to the greater of the following: (a) the sum of all purchase payments made since the issue date of the Contract (excluding any purchase credits) until the date due proof of death is received, reduced proportionally by the ratio of the amount of any withdrawal to the account value immediately prior to the withdrawal; and

(b) the "unadjusted account value" (i.e., the account value without any positive or negative market value adjustment), less the amount of any purchase credits applied during the period beginning 12 months prior to the decedent's date of death, and ending on the date we receive due proof of death. The charge for the minimum death benefit is subsumed within the basic insurance charge for the Contract, which is equal to 1.85% annually (assessed against the sub-accounts) during the first 9 annuity years and 1.30% annually in later annuity years. The Contract offers two optional death benefits: (a) the Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of (i) the minimum death benefit described above and (ii) the greatest of the account values attained on each anniversary of the issue date of the Contract up to and including the earlier of the date of death or attainment of a "death benefit target date"; and (b) a Combination 5% Roll-Up and Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of the minimum death benefit described above, the Highest Anniversary Value Death Benefit described above, and purchase payments (including purchase credits) appreciated at an annual effective interest rate currently equal to 5% until the earlier of the date of death or attainment of a "death benefit target date." As detailed in the registration statements for the Contracts, each of the Highest Anniversary Value Death Benefit and the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit is adjusted for purchase payments and withdrawals. Certain of these optional death benefits may be modified or not offered, depending on applicable state law. Pruco Life will impose a charge, assessed against sub-account net assets, of 0.80% annually for the Combination 5% Roll-Up and HAV Death Benefit (this benefit is not offered by PLNJ in New York), and each Insurance Company will impose a charge, assessed against Sub-account net assets, of 0.40% annually for the Highest Anniversary Value Death Benefit.

10.   The Contracts provide for a withdrawal charge equal to a percentage of purchase

payments surrendered, which declines according to the following schedule:

"Age" of Purchase Payment being withdrawn	Percentage Applied Against Purchase Payment being Withdrawn
Less than one year old	9.0%
1 year old or older, but not yet 2 years old	9.0%
2 years old or older, but not yet 3 years old	9.0%
3 years old or older, but not yet 4 years old	9.0%
4 years old or older, but not yet 5 years old	8.0%
5 years old or older, but not yet 6 years old	8.0%
6 years old or older, but not yet 7 years old	8.0%
7 years old or older, but not yet 8 years old	5.0%
8 years old or older, but not yet 9 years old	2.5%
9 or more years old	0.0%

11.   Some Contracts may offer lower withdrawal charges than what is indicated above. A

"charge-free" amount, generally equal to 10% of all purchase payments currently subject to a

contingent deferred sales charge, is exempt from the above charge. No withdrawal charge is

imposed in any situation where the purchase credit is recaptured.

12.   Other charges under the Contracts are: (a) a mortality, expense and administrative risk

charge at annual rates of 1.85% in Contract years 1-9 and 1.30% in later Contract years; (b) an

annual contract maintenance charge equal to the lesser of $50 or 2% of the unadjusted account

value (for the PLNJ Contract, the lesser of $30 or 2% of the account value); (c) in those

jurisdictions in which premium taxes are assessed, a charge to cover these taxes, deducted either

at the time the tax is imposed, upon full surrender of the Contract, or when annuity payments

begin; (d) for each transfer among subaccounts after the twentieth in a single Contract year, a

charge of $10; and (e) the optional benefits charges discussed above. In addition, the underlying

mutual funds each impose investment management fees and charges for various other expenses.

13.   Each time an Insurance Company receives a purchase payment under the Contracts, it

will allocate to the contract value a purchase credit equal to a percentage of each purchase payment received (hereinafter, a "Credit"). With respect to purchase payments (of any amount) received during Contract years 1 through 4, the Credit percentage will equal 6%, so long as the oldest owner of the Contract (or the Annuitant, if entity-owned) is younger than 82 at the time the purchase payment is made. If the oldest owner (or Annuitant, if entity-owned) of the Contract is aged 82-85 at the time the purchase payment (of any amount) is made, the Credit percentage will equal 3% during Contract years 1-4. With respect to purchase payments received on the fourth anniversary of the Contract's issue date and thereafter, regardless of the Owner's/Annuitant's age, no Credit will be applied. Because neither Insurance Company accepts purchase payments after the oldest owner of the Contract (or the Annuitant, if entity-owned) is older than 85, there will be no Credits applied in that scenario.

14.   Each Insurance Company may offer a special class of the Contract (the "Employee/Agent Contract") that is identical in all material respects to the Contract itself, except that: (a) the Employee/Agent Contract will be offered only to the following class of purchasers: (i) current or retired officers, directors, trustees, and employees (and their immediate families, where "immediate family" includes the spouse, children, mother and father of the owner) of Prudential Financial, Inc. and its affiliates; and (ii) current employees and registered representatives (and their immediate families) of any broker-dealer firm that has a selling agreement with PAD; (b) the Credit under the Employee/Agent Contract will be different; and (c) a lower (or no) commission will be paid with respect to the Employee/Agent Contract. The withdrawal charge under the Employee/Agent Contract will be the same as what is set forth above for the Contract.

15.   With respect to purchase payments (of any amount) received during years 1 through 4 of the Employee/Agent Contract, the Credit percentage will equal 9%, so long as the oldest owner of the Employee/Agent Contract (or Annuitant, if entity-owned) is younger than 82 at the time

the purchase payment is made. If the oldest owner (or Annuitant, if entity-owned) of the Employee/Agent Contract is aged 82-85 at the time the purchase payment (of any amount) is made, the Credit percentage will equal 4.5% during years 1-4 of the Employee/Agent Contract. With respect to purchase payments received on the fourth anniversary of the Employee/Agents Contract's issue date and thereafter, regardless of the owner's age, no Credit will be applied. Because neither Insurance Company accepts purchase payments under the Employee/Agent Contract after the oldest owner of the Contract (or the Annuitant, if entity-owned) is older than 85, there will be no Credits applied in that scenario. With respect to Employee/Agent Contracts where a 9% Credit was applied, Applicants represent they will recapture only an amount equal to 6.5% of the purchase payment to which the 9% Credit related.

16. 	With respect to both the Contracts and the Employee/Agent Contracts, the Credit will be allocated among the variable investment options in the same percentages as the purchase payment to which it relates. Except where indicated specifically, references to the "Contract" are intended to include both the Contracts and the Employee/Agent Contracts, and references to "Credits" are intended to include both Credits granted under the Contracts and Credits granted under the Employee/Agent Contracts.

17. 	Each Insurance Company will fund Credits from its general account assets. To the extent allowed by applicable state law, each Insurance Company will recapture Credits under the following circumstances: (a) if the Contract is canceled under the "free look" provision; (b) with respect to Credits granted within the period beginning 12 months prior to the decedent's date of death and ending on the date due proof of death is received; and (c) with respect to Credits granted within 12 months prior to the Insurance Company's receipt in good order of the exercise of the medically-related surrender provision of the Contract.

18.   The Contract may be continued by a person who survives the death of his/her spouse. Neither Insurance Company will recapture any Credits when the surviving spouse continues the Contract. However, for the Pruco Life Contract, if the death benefit payable upon the death of the surviving spouse is equal to the "unadjusted" account value (where "unadjusted account value" means account value without the effect of any market value adjustment), then Pruco Life will recapture Credits that were applied during the time period that (a) begins 12 months prior to the first-to-die spouse's date of death; and (b) ends on the date due proof of death of the first-to die spouse was received.

Applicants' Legal Analysis

1.   Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.   Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Credits under the circumstances described above. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants submit that the recapture of the Credits will not raise concerns under Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Credits will be recaptured only in the following instances: (a) if the Contract is canceled under the "free look" provision; (b) with respect to Credits granted within the period beginning 12 months prior to the decedent's

date of death and ending on the date due proof of death is received; (c) with respect to Credits granted within 12 months prior to the Insurance Company's receipt in good order of the exercise of the medically-related surrender provision of the Contract; and (d) in the case of a spousally-continued Contract, if the death benefit payable upon the death of the surviving spouse is equal to the amount detailed above. With respect to Employee/Agent Contracts where a 9% Credit was applied, Applicants will recapture only an amount equal to 6.5% of the purchase payment to which the 9% Credit related. Applicants represent that no withdrawal charge will be deducted in any instance where a Credit is recaptured.

4.   The amounts recaptured equal the Credit provided by each Insurance Company from its own general account assets. Applicants argue that when Insurance Company recaptures the Credit, it is merely retrieving its own assets, and the owner has not been deprived of a proportionate share of the Account's assets, because his or her interest in the Credit amount has not vested. With respect to a Credit recaptured upon the exercise of the free-look privilege, it would be unfair to allow an owner exercising that privilege to retain the Credit under a Contract that has been returned for a refund after a period of only a few days. If Insurance Company could not recapture the Credit during the free look period, individuals could purchase a Contract with no intention of retaining it, and simply return it for a quick profit. Applicants also note that the Contract owner is entitled to retain any investment gain attributable to the Credit, even if the Credit is ultimately recaptured. Furthermore, the recapture of the Credit if death or a medically-related surrender occurs within 12 months after receipt of a Credit is designed to provide the Insurance Company with a measure of protection against "anti-selection." The risk here is that an owner, with full knowledge of impending death or serious illness, will make very large payments

and thereby leave the Insurance Company less time to recover the cost of the Credit, to the Insurance Company's financial detriment.

5.   The recapture of a Credit could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of an Account. The recapture of the Credit does not involve either of the evils that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it; and (ii) other unfair results, including speculative trading practices. Applicants assert that the proposed recapture of the Credit does not pose a threat of dilution. To effect a recapture of a Credit, interests in an owner's account will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Credit that the Insurance Company paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Credit, the amount of that gain will be determined on the basis of current net asset value. Therefore, no dilution will occur upon the recapture of a Credit. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Credit.

6.   Applicants submit that their request for an order that applies to any Account or any Future Account established by Pruco Life or PLNJ in connection with the issuance of Contracts and Future Contracts, and distributed by PAD is appropriate in the public interest. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources. Investors would not receive any benefit or additional

protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in the application. Having Applicants file additional applications would impair Applicants' ability effectively to take advantage of business opportunities as they arise.

7.   Applicants undertake that Future Contracts funded by the Accounts or by Future Accounts that seek to rely on the order issued pursuant to the application will be substantially similar to the Contracts in all material respects.

Conclusion

Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon

Deputy Secretary